Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Coca-Cola Co.
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Coca-Cola Co. (KO)
Vote Yes: Item #8 – Mitigation of Risks Related to Restrictive Public Healthcare Policies

Annual Meeting: May 1, 2024

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Board of Directors issue a public report, omitting confidential information and at reasonable expense, detailing known or potential risks or costs to the Company and its employees caused by the decline in the quality of their accessible medical care and the Company’s strategy to ameliorate these harms.

Supporting Statement: It is suggested that this analysis include considerations around and beyond reproductive rights and access to maternal healthcare, detailing any strategies beyond litigation and legal compliance that the Company may deploy to minimize or mitigate these risks.

RATIONALE FOR A YES VOTE

1.	Legislative and judicial developments have limited access to quality healthcare in states where Coca-Cola has employees.

2.	Coca-Cola and its bottlers are harmed by insufficient employee healthcare.

DISCUSSION

Coca-Cola’s employees and those of its bottling partners are experiencing reduced access to quality healthcare as a result of the current legislative environment. These employees are particularly impacted by the Company’s reliance on the healthcare system within the State of Georgia, where the Company is headquartered. Poor access to healthcare degrades employee wellbeing and generates negative consequences for productivity, product quality, corporate reputation, employee satisfaction, and brand.

2024 Proxy Memo Coca-Cola | Mitigation of Risks Related to Restrictive Public Healthcare Policies

As legislative health restrictions target womens’ ability to access care, the impact of poor access to healthcare is primarily borne by the Company’s female employees. This may impact the ability of women to advance within the Company and its ability to attract and retain a strong female workforce.

Investors are seeking assurance that Coca-Cola is monitoring and sufficiently adapting to the legislative changes that are leading to limited access to quality healthcare in more than 20 states, and especially in Georgia. Other large employers have committed to: monitor the quality and timeliness of medical care that their employees have access to, hold active discussions with health insurers, and communicate their concerns and priorities to legislators. These employers are closely monitoring and responding to the reduction of healthcare access and healthcare quality faced by their employees. Coca-Cola is asked to do the same.

1.	Legislative and judicial developments have limited access to quality healthcare in states where Coca-Cola has employees.

Coca-Cola is headquartered in Georgia, a state among the worst in the country for access to healthcare. In a U.S. News report, Georgia was ranked 41st out of 50 states across multiple healthcare-related indicators, such as: child wellness visits, health insurance enrollment, adult wellness visits, adult dental visits, child dental visits, and healthcare affordability.1 As the report noted, a “lack of access to quality health care increases the financial and public health burden on state residents as individuals and together as a population.”2 Another survey found Georgia to be the worst state in the country for healthcare, noting, for instance, that “Georgia’s access to primary care physicians was also relatively low at 12.33 physicians per 10,000 residents.”3 Georgia has been described as experiencing a “health crisis.”4 Coca-Cola’s employees may be significantly harmed by any additional burdens or challenges to Georgia’s already faltering healthcare system.

The legislative environment is actively contributing to the healthcare burdens faced by Coca-Cola’s employees. In particular, data shows that states enacting new post-Roe restrictions on reproductive healthcare are experiencing “an absolute exodus of healthcare professionals.”5 Despite Georgia’s already limited access to healthcare, in October 2023, Georgia’s “Heartbeat Law” went into effect, prohibiting abortions after six weeks.

Reproductive health restrictions like Georgia’s six-week ban are shifting where OB/GYNs and other healthcare practitioners are choosing to work. A study of 2,463 OBGYN residency program applicants between 2022 and 2023, published in JAMA Network Open, found “a small but significant decrease in the percentage of applicants to programs in states with stricter abortion laws.”6 Likewise, a survey of almost 500 medical school students published by the Journal of Medical Ethics found that more than 75% of third and fourth-year students would “likely or very likely” choose residency programs based on abortion access.7 This is important; after graduation, 54% of medical residents stay within the state where they complete their training.8 Similarly, current physicians are affected by more stringent abortion bans. After Idaho’s abortion recent and stringent ban took effect, more than 50 obstetricians (of only 227) left the state, and two hospitals in Idaho closed their obstetrics programs.9

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1 https://www.usnews.com/news/best-states/rankings/health-care/healthcare-access

2 https://www.usnews.com/news/best-states/rankings/health-care/healthcare-access

3 https://news.yahoo.com/georgia-healthcare-worst-us-study-120000254.html

4 https://stateaffairs.com/georgia/healthcare/georgia-rural-health-care-crisis/

5 https://arbiteronline.com/2024/02/15/the-impact-of-abortion-bans-on-idaho-residents-and-healthcare/

6 https://jamanetwork.com/journals/jamanetworkopen/fullarticle/2814621

7 https://www.businessinsider.com/future-doctors-residency-states-where-abortion-legal-2023-12

8 https://www.aamc.org/data-reports/students-residents/data/table-c6-physician-retention-state-residency-training-state

9 https://apnews.com/article/idaho-abortion-ban-doctors-leaving-f34e901599f5eabed56ae96599c0e5c2

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2024 Proxy Memo Coca-Cola | Mitigation of Risks Related to Restrictive Public Healthcare Policies

In short, states with newly heightened restrictions on reproductive healthcare are beginning to experience “healthcare deserts.”10 Georgia’s baseline access to healthcare is already among the worst in the nation, and the state’s new restrictions on reproductive healthcare promise to worsen already limited healthcare. This puts the health and productivity of Coca-Cola’s employees in jeopardy, demanding effective risk management strategies from the Company.

2.	Coca-Cola and its bottlers are harmed by insufficient employee healthcare.

Coca-Cola and its bottlers provide healthcare coverage to over 700,000 employees. Coca-Cola directly employs approximately 82,000 individuals, and its bottlers represent an additional approximately 700,000 individuals.

Labor shortages within the healthcare system can create avoidable life-threatening situations for Coca-Cola employees and their families. The inability of employees to access care in a timely fashion, or to have access to quality medical professionals, may significantly harm their health, productivity, and ability to contribute as Coca-Cola employees. Delayed or inadequate medical care may result in increased absenteeism, higher healthcare costs, and decreased employee morale, ultimately impacting the company's bottom line and competitiveness in the market.

In addition, although Coca-Cola reimburses employees for medical travel expenses, this alone does not address the underlying factors that result in limited access to quality healthcare. The policy may not be accessible or practical for all employees, particularly those with limited financial resources or transportation options. Traveling for medical care can be costly and time-consuming, and not all employees may be able to afford the upfront costs or the time needed for such travel, especially for routine or ongoing medical needs. Relying on medical travel reimbursement as the primary solution may disproportionately burden certain employees, particularly those who are already marginalized or disadvantaged. Employees should not have to bear the financial and logistical burden of traveling long distances for essential medical care that can be readily available in their communities.

Investors are seeking assurance that the risk of a continued decline in medical care access is being monitored and, to the extent possible, mitigated. Coca-Cola’s statement of opposition states that the Board’s risk oversight “squarely includes those affecting our workforce, aligning with the intent of this shareowner proposal.” However, the Company’s process to monitor and ameliorate these conditions is not clearly defined. It is this information that investors seek.

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10 https://thegrio.com/2024/01/31/wisconsin-experiencing-healthcare-desert-as-republicans-propose-strict-abortion-ban/

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2024 Proxy Memo Coca-Cola | Mitigation of Risks Related to Restrictive Public Healthcare Policies

The Board, in Coca-Cola’s statement of opposition, states that, “The Company has a medical travel reimbursement policy covering a gamut of travel expenses for a broad range of treatments and procedures deemed medically necessary and unavailable within one’s home state. Appropriately, the determination of medical necessity is in the hands of our employee’s healthcare providers and the administering insurance companies, not the Company.” The complexity and feasibility of accessing this travel plan is not addressed.

For instance, it is not clear from the Board’s explanation how the policy would interact with a reduction in healthcare access within a state. A service needed by an employee – such as a breast cancer screening – may be theoretically “available within one’s home state,” but availability may be so limited that the needed biopsy is delayed by months, enabling the cancer to spread and increasing the costs of intervention and the harm borne by the employee.

Coca-Cola’s employees are essential to its success. If employees are unable to receive reasonable medical care within Georgia, they may not be willing to move there. This will reduce Coca-Cola’s access to top talent. If Coca-Cola’s employees are themselves ill, caring for loved ones, or worried about the health of their loved ones or themselves, they will not be able to perform at a high standard, undermining the success of the organization.

CONCLUSION

Investors seek to understand Coca-Cola’s strategy in response to insufficient access to quality healthcare for its employees. The requested report will motivate Coca-Cola to monitor and respond to the effects that restrictions in medical care have had on its employees.

Vote “Yes” on this Shareholder Proposal 8

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

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